Exhibit (a)(1)(I)

PRESS RELEASE

Editorial Contact:	For Release:
Leen Simonet	IMMEDIATE
(408) 764-4161	March 14, 2011
No. 1279

Coherent, Inc. announces preliminary results of its tender offer
Coherent expects to acquire 457,028 shares at $59.00 per share

Santa Clara, Calif., March 14, 2011—Coherent, Inc. (NASDAQ:COHR) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Friday, March 11, 2011.

Based on the preliminary count by the depositary for the tender offer, Coherent expects to accept for payment an aggregate of 457,028 shares of its common stock at a purchase price of $59.00 per share.  These shares represent approximately 1.8% percent of the shares issued and outstanding.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 457,028 shares were properly tendered and not withdrawn at or below a price of $59.00, including 261,111 shares that were tendered through notice of guaranteed delivery.

The number of shares to be purchased and the price per share are preliminary.  The determination of the final number of shares to be purchased and the final price per share is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.  The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process.  Payment for the shares accepted for purchase will occur promptly thereafter.  Payment for shares will be made in cash, without interest.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated February 10, 2011, in which the Company offered to purchase up to 1,271,000 shares at a price not less than $53.00 per share and not greater than $59.00 per share, filed with the Securities and Exchange Commission on February 10, 2011.

BofA Merrill Lynch is the dealer manager for the tender offer. The information agent is Georgeson Shareholder Communications Inc., and the depositary is American Stock Transfer & Trust Company.  For questions and information, please call the information agent toll-free at (866) 482-5026.

Forward Looking Statements

This press release contains forward-looking statements.  These forward-looking statements include statements regarding Coherent’s expectation regarding the number of shares to be purchased and the price at which such shares will be purchased.  These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased and the price at which shares are ultimately purchased to differ materially and adversely from the number and amount expressed in the forward-looking statements in this press release.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Coherent’s expectations as of the date hereof.  Coherent undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Founded in 1966, Coherent, Inc. is a world leader in providing photonics based solutions to the commercial and scientific research markets and part of the Russell 2000.

Please direct any questions to Leen Simonet, Executive Vice President and Chief Financial Officer at 408-764-4161.

5100 Patrick Henry Dr. •P. O. Box 54980, Santa Clara, California  95056—0980 •Telephone (408) 764-4000